Form 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 5, 2002

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ____x_____ Form 40-F __________

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes ____________ No ______x______

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]

Index to Exhibits

Exhibit No.	Description
1	Letter dated June 28, 2002 to the NYSE with attachments.
2	Letters dated July 1 & 3, 2002 to the NYSE with attachments.

Exhibit 1

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

June 28, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of announcements that were sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 26/6/02

26 June 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Wednesday 26 June 2002, 200,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,758,072,520 ordinary shares of $1.00 each fully paid.

Now: 1,757,872,520 (decrease of 200,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,757,862,520 (decrease of 200,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 10,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 28/6/02

28 June 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Thursday 27 June 2002, 570,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,757,872,520 ordinary shares of $1.00 each fully paid.

Now: 1,757,302,520 (decrease of 570,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,757,292,520 (decrease of 570,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 10,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via

on 28 / 6 / 02

28 June 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

Today, Friday 28 June 2002, 9,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,757,302,520 ordinary shares of $1.00 each fully paid.

Now: 1,757,293,520 (decrease of 9,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,757,283,520 (decrease of 9,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 10,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

k:\gsec\head gs\asx\buyback documents\share canx_asx advice_second 28062002.doc: 28/06/2002

Exhibit 2

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

July 1, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of an announcement that was sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

JMMorgado

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online
on 1/7/02
@ 3.50pm

1 July 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

95,118 new fully paid shares were allotted today following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS).

Paid-up Capital

Previously: 1,758,293,520 ordinary shares of $1.00 each fully paid.

Now: 1,757,388,638 (increase of 95,118) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,757,316,638 (increase of 62,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 72,000 (increase of 62,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

g:\gsec\head gs\asx\option exercise documents\asx capital advice\option exercise asx advice _01072002.doc: 01/07/2002

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

BY FACSIMILE

July 3, 2002

Mr. Marc Iyeki
Director – Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005

Re: Westpac Banking Corporation ("WBK")
Rule 204.16

Dear Mr. Iyeki,

Attached is an announcement regarding the Declaration of Interim Ordinary Dividend for the year ended 30 September 2002.

Please feel free to contact me if you have any questions.

Kind regards,

J. Martin Morgado III
Counsel

Enclosure

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
Sydney NSW 2000 Australia
Telephone: (02) 9216 0390
Facsimile: (02) 9226 1888
Email: jthorburn@westpac.com.au

Sent to ASX via fax on 3/7/02

AUSTRALIAN STOCK EXCHANGE
WBC001848

3 July 2002

Attention: Listing Officer

The Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Declaration of Dividend

Pursuant to Listing Rule 3.1, we advise that the Board of Westpac Banking Corporation passed the following resolution today:

RESOLVED that:

1. an interim ordinary dividend for the year ended 30 September 2002 of 34 cents per fully paid ordinary share in Australian currency be and is hereby declared;

2. the dividend be paid as a class "C" dividend franked to the extent of 100% to the holders of the 1,757,053,510 ranking ordinary shares who were registered as such at 5:00 pm on 13 June 2002 (5:00 pm on 12 June 2002 in New York); and

3. payment of the dividend be satisfied:

   (a) in the case of each shareholder who has chosen to receive payment of the dividend by direct electronic credit to an account at a financial institution, by crediting of the account accordingly on 5 July 2002 ;

   (b) in the case of shareholders participating in the Westpac Banking Corporation Dividend Reinvestment Plan (DRP), by the allotment of fully paid ordinary shares in terms of the DRP on 5 July 2002 ; and

(c) in the case of all other shareholders, by cheque dated 5 July 2002 being mailed to such shareholders on 4 July 2002.

Julie Thorburn
Head of Group Secretariat (Acting)

G:\gsec\Head GS\Dividend Payment - July 2002\ASX Announcement - Dividend.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: July 5, 2002

By: ______________________
Manuela Adl
Sr. Vice President & COO